Exhibit 4.22

Smartcool Systems Inc.

Suite 1280 – 333 Seymour Street

Vancouver, British Columbia

V6B 5A6

Chris Lefaivre

#304-1975 Pine St.

Vancouver, B.C.

V6J 3E1

Employment Agreement

September 1st, 2006  "Personal & Confidential"

Dear Chris:

This letter will confirm the terms of your employment with Smartcool Systems Inc. ("Smartcool").  By signing this letter agreement (the "Agreement") you accept the following terms and conditions:

1.

Position, Job Description and Start Date

Your position will be VP Sales and you will report to the President and CEO.

Your start date with Smartcool will be September 1st 2006.

2.

Wages or Salary

•

Salary:

Your salary will be $8,500.00 per month, less all statutory and other deductions required from time to time (the "Base Salary").  Your Base Salary will be paid in twice monthly instalments.

As a person whose principal employment responsibilities consist of supervising or directing human or other resources, and the application of specialized knowledge and professional judgment, you acknowledge that your Base Salary and other compensation as set out in this Agreement represents compensation for all hours worked by you in performance of your duties.  Accordingly no additional overtime wages or compensation will be paid to you.

•

Reimbursement of Business Expenses:

Smartcool will reimburse you for all reasonable and necessary travel and business expenses which will include reasonable but not limited to cell phone usage and parking incurred by you in the performance of your duties under this Agreement.  You will be required to account for such expenses by submitting a signed statement itemizing such expenses prepared in accordance with Smartcool's expense policy.

•

You will have an opportunity to earn an annual bonus in an amount to be determined by the President of Smartcool in his sole discretion.  The payment of such a bonus shall remain at Smartcool’s absolute discretion and can at any time be abolished for the current and/or for future years.  Payment of any bonus, in one or several years, shall not entitle you to a future bonus;

3.

Benefits

Smartcool will provide medical insurance (basic medical, extended medical and dental) for you.

The type of benefits, or the carrier providing those benefits, may change from time to time depending on the terms negotiated by Smartcool with its benefits carrier.  Deductions for your portion of the costs of any of the above benefits will be taken directly from your pay.

4.

Vacation

Your annual vacation entitlement in four weeks per year.

All vacation entitlement must be taken in the year for which it is earned.

All vacation shall be scheduled in consultation with the President of Smartcool.   Smartcool would appreciate at least 4 weeks notice of your intention to take a vacation, to ensure that other personnel can adequately cover your duties.

5.

Confidentiality and Non-Solicitation

You acknowledge that you are employed in a senior capacity and that as such are at all times under a fiduciary obligation to act in the best interest of Smartcool.

You also acknowledge that you have a duty to maintain in strict confidence all information acquired by you in the course of employment with Smartcool, which is not public knowledge.  Specifically you agree that "Confidential Information" shall include:

•

information regarding Smartcool’s business operations, methods and practices, including marketing strategies, product pricing, margins and hourly rates for staff, costs and all information regarding the financial affairs of Smartcool,

•

the names of Smartcool’s customers and clients, the names of the suppliers of products or services to Smartcool and the nature of Smartcool’s relationships with such customers, clients and suppliers, and

•

any other trade secret or confidential or proprietary information of Smartcool including, business plans, concepts, techniques, processes, designs, data, software programs, formulas, development or experimental work, work in process or other know-how;

You agree to never during the term of your employment or at any time thereafter:

•

to divulge Confidential Information to any third party without Smartcool’s express written consent;

•

to use Smartcool’s name or any Confidential Information to promote directly or indirectly the business of any third party;

You agree to return to Smartcool immediately on termination of your employment all of Smartcool’s property and any document containing Confidential Information in your possession.

You also agree that during the term of your employment with Smartcool, and for a period of 12 months immediately following your resignation or termination, you will not, directly or indirectly, solicit:

•

any current, or prospective Smartcool customer, client, supplier or any other person, firm or corporation in the habit of dealing with Smartcool, for the purpose of buying from, selling or supplying to such customer, client, supplier, person or firm any products or services which are competitive with Smartcool’s business; or

•

induce or attempt to induce any employee, or consultant of Smartcool to terminate their employment or consulting agreement with Smartcool.

6.

Termination of Employment

It is agreed that any termination of your employment shall occur on the following basis:

•

without notice by Smartcool if just cause for termination exists, or

•

you may resign on giving Smartcool four (4) weeks' written notice of the effective date of your resignation.  On receipt of your notice of resignation, Smartcool may elect to pay you four (4) weeks' Base Salary in lieu of notice, in which case your employment will terminate immediately upon receipt of such payment;

•

if your employment is terminated by Smartcool for any reason other than for just cause, Smartcool will provide you (at Smartcool's discretion) with either notice, or a severance payment in lieu of notice based on the total period of your employment with Smartcool, calculated in accordance with the following table:

Period of Employment with Smartcool	Total Notice OR Severance Payment
Less than 1 year:	3 months Base Salary in lieu of notice
1 year or More	6 months

The severance terms set out in the above table are inclusive of and not in addition to any compensation for length of service to which you may be entitled under any applicable employment standards legislation. All severance payments in lieu of notice, shall be calculated on the basis of your Base Salary at the time of your termination and shall be subject to usual and customary employee payroll practices and all applicable withholding requirements.  Except for the notice or severance payments set out in the above table you shall not be entitled to any further compensation, bonus, damages, restitution, relocation benefits, or other severance benefits upon termination of your employment and any amounts in excess of any statutory compensation due to you shall not be payable by Smartcool until you provide to Smartcool a signed Release of All Claims in a form prescribed by Smartcool.

7.

No Conflict with Prior Obligations

You hereby represent and warrant to Smartcool that you are not a party to any agreement, or otherwise bound by any duty to another party that may, in any way, restrict your right or ability to enter into this Agreement or perform your employment duties.  You further represent and warrant that in performing your employment duties under this Agreement you will not disclose or use any confidential information belonging to any prior employer or other persons or entities.

8.

Computer Access and E-Mail

You agree to comply with all reasonable rules and restrictions that Smartcool may impose on the use of computers, e-mail accounts and Internet access.  In particular:

•

Information stored or transmitted on Smartcool’s computers including E-mail is, and remains at all times, the property of Smartcool.  Smartcool reserves the right to access any such information.  As a result, you have no expectation of privacy with respect to this information.

•

It is your responsibility to keep your password(s) secret. You may not share your passwords(s) with anyone, and you are responsible for all activity performed with your personal user ID or password.

•

You are provided access to Smartcool’s computers and communications systems only to assist you in carrying out Smartcool’s business in an efficient manner.  Smartcool’s computer systems are not to be used to engage in any activities that are in violation of company policy.  Prohibited uses include, but are not limited to the downloading or distribution of chain letters, inappropriate humour, defamatory, obscene, offensive or harassing messages or files, and audio, video graphics or images of nudity or a sexual nature.

9.

Options

Smartcool will, subject to shareholder and director approval, grant options on 100,000 Smartcool shares at the closing price of the earliest date the Company is legally entitled to grant such options.

10.

General

Should your position, compensation or benefits change over time, it is agreed that this Agreement shall be deemed to have been amended to incorporate such changes.  For greater certainty it is however confirmed that any changes to your position, compensation or benefits during your employment with Smartcool shall not affect in any way the continued validity of the Confidentiality, Non-Solicitation, and Termination provisions of this Agreement.

Please indicate your agreement with the terms and conditions of your employment with Smartcool as outlined in this Agreement by signing and returning a copy of this Agreement.

We hope you find that the above Agreement is to your satisfaction and we look forward to your contribution to our team.

Yours truly,

Smartcool Systems Inc.

_________________________

ACCEPTED AND AGREED TO THIS __ DAY OF SEPTEMBER 2005.  I HAVE READ AND UNDERSTAND THE TERMS AND CONDITIONS OF EMPLOYMENT SET OUT IN THIS AGREEMENT.

_________________________

Signature of Employee

______________________________________________________________________________

rbs.lawyers

700 - 401 West Georgia

Vancouver, B.C., V6B 5A

1-604-661-9208